For Immediate Release: May 31, 2017

PHOENIX REALTY, INC. (PHOENIX) is pleased to announce the planned offering of up to 10,000,000 shares of Common Stock by the Company and Selling Stockholders priced at $5.00 per share, for a maximum gross dollar value of twenty million dollars ($50,000,000). The offering proceeds will be used to engage in Real Estate Development and Land Banking in the south east region of the United States. Land banking is the acquisition and aggregation of tracks of raw undeveloped land, subdivide and improve on the land by constructing road access, installing water, sewage and utility lines and selling the lots to National Home Building. Phoenix has indentified a space in the property development chain which it intends to occupy. The space exits because National Builders do not like to have undeveloped raw land on their balance sheet as it tends to have negative effect on their stock price. Moreover, lending institutions would rather lend on building projects with pre-banked lands. Phoenix goal is to occupy the market niche of aggregating lands that have been prepared for development (i.e., for erecting commercial and residential structures) and selling such developed lands to National Builders. By providing National Builders with a platform to shop for pre-banked lands, Phoenix will provide added value to National Builders who seek pre-banked land to execute on their building plans. In addition, Phoenix will engage in development and/or acquisition, management and operation or sale of any class of income producing commercial and residential real estate with a focus on retail strip shopping centers. Our target market is also the south east region of the United States. The shares and this offering have been submitted under Regulation A+ Tier 2 with the SEC, and are pending qualification for official release. PHOENIX is soliciting indications of interest under the SEC’s “test the waters” provision of Regulation A+.

The detailed offering and project information is described in more detail on our website at www.phoenixlands.com and in the Form 1-A filing with the SEC at the following link:

In order to reserve your shares or request more information, please contact Franklin Ogele, Esq. of Phoenix Realty by email at fogele@phoenixlands.com or by phone at 973 277 4239.

The Preliminary Offering Circular may be obtained at:

https://www.sec.gov/cgi-bin/browse-edgar?company=Phoenix+Realty%2C+Inc.&owner=exclude&action=getcompany

Disclaimer: (1) No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to PHOENIX or Selling Stockholders not be accepted. (2) No offer to buy securities in a Regulation A+ offering of PHOENIX can be accepted and no part of the purchase price can be received until PHOENIX’s or Selling Stockholders’ offering statement is qualified with the SEC. and (3) Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in PHOENIX’s or Selling Stockholders’ offering is non-binding and involve no obligation or commitment of any kind.